Dreyfus New Jersey Intermediate Municipal Bond Fund

ANNUAL REPORT March 31, 2007



Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus New Jersey Intermediate Municipal Bond Fund covering the 12-month period from April 1, 2006, through March 31, 2007.

Recent volatility in U.S. stock and bond markets has suggested to us that investors' appetite for risk may be waning. Until late February 2007, the appetite for risk was relatively high, even in market sectors where the danger of fundamental deterioration was clear, such as "sub-prime" mortgages. While overall valuation levels within the broad stock and bond markets seemed appropriate to us, prices of many lower-quality assets did not fully compensate investors for the risks they typically entail.

Heightened volatility sometimes signals a shift in the economy, but we do not believe this currently is the case. We continue to expect a mid-cycle economic slowdown and a monetary policy of "prolonged pause and eventual ease." Tightness in the labor market should ease, with the unemployment rate driven somewhat higher by housing-related layoffs. While we believe there will be a gradual moderation of both CPI and PCE "core" inflation — a measure of underlying long-term inflation that generally excludes energy and food products — we expect the Federal Reserve Board to remain vigilant against inflation risks as it continues to closely monitor upcoming data. As always, your financial advisor can help you identify the investments that may help you potentially profit from these trends and maintain an asset allocation strategy that's suited for your needs.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
April 16, 2007



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus New Jersey Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended March 31, 2007, the fund achieved a total return of 4.82%.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 5.05% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Other States Intermediate Municipal Debt Funds category was 4.10%.[3]

Municipal bonds fared relatively well over the reporting period in an environment of moderate economic growth, low inflation and stable interest rates. The fund produced a higher return than its Lipper category average, mainly due to its emphasis on bonds at the longer end of the intermediate-term range. The fund underperformed its benchmark, whose results do not reflect fund fees and expenses.

What is the fund's investment approach?

The fund's objective is to seek as high a level of income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital.

To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and New Jersey state personal income taxes. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the

fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Although intensifying inflation concerns led to heightened volatility during the second quarter of 2006, the municipal bond market generally rallied over the remainder of the reporting period as the rate of U.S. economic growth slowed and investors became less concerned about inflation. The Federal Reserve Board (the "Fed") lent credence to a more benign inflation outlook when, after more than two years of steady rate hikes, it refrained from changing short-term interest rates from July 2006 through March 2007. Although a bout of heightened market volatility interrupted the rally in March, it was not enough to fully offset previous gains.

Favorable supply-and-demand factors on a national level generally put upward pressure on municipal bond prices during the reporting period. Issuance of new municipal bonds surged to a new record high toward the end of 2006, but the increased supply was readily absorbed by robust investor demand, including non-traditional investors such as hedge funds, leveraged institutional traders and even foreign investors.

New Jersey continued to experience a moderate degree of fiscal pressure during the reporting period as it struggled with a long-term structural budget deficit. Projected proceeds from last year's increase in the state sales tax are unlikely to bridge future budget gaps caused by the rising costs of employee benefits, pensions, school aid and debt service. In light of these concerns, we have maintained relatively light exposure to the state's uninsured general obligation bonds.

The fund received particularly strong contributions to its performance from non-callable bonds with maturities in the 12- to 20-year range, which were among the main beneficiaries of the market's rally. Our emphasis on this part of the yield curve, which is toward the higher end of the intermediate-term range, also helped boost the fund's results. Although lower-rated bonds generally fared better than higher-quality securities during the reporting period, yield differences along the market's credit-rating spectrum remained tight by historical standards, and we maintained the fund's high-quality investment profile.

What is the fund's current strategy?

We generally have retained the fund's emphasis on high-quality bonds with maturities toward the longer end of the intermediate maturity range. Indeed, recent market turbulence and slowing U.S. economic growth have made us more acutely aware of credit risks. Although we expect the Fed to remain on the sidelines for the foreseeable future, we expect its next move, when it eventually comes, to be a reduction in short-term interest rates. In our view, the fund remains well positioned should the Fed begin to ease monetary policy later this year.

April 16, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New Jersey residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus New Jersey Intermediate Municipal Bond Fund and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 3/31/07*

	1 Year	5 Years	10 Years
Fund	**4.82%**	**4.20%**	**4.54%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus New Jersey Intermediate Municipal Bond Fund on 3/31/97 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in New Jersey municipal securities and maintains a portfolio with a weighted average maturity ranging between 3 and 10 years. The fund's performance shown in the line graph takes into account fees and expenses. The Index is not limited to investments principally in New Jersey municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged, total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New Jersey Intermediate Municipal Bond Fund from October 1, 2006 to March 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2007

Expenses paid per $1,000†	$ 3.97
Ending value (after expenses)	$1,015.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2007

Expenses paid per $1,000†	$ 3.98
Ending value (after expenses)	$1,020.99

† Expenses are equal to the fund's annualized expense ratio of .79%; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

Long-Term Municipal Investments—97.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey—91.1%				
Atlantic City Board of Education, GO (Guaranteed; School Bond Reserve Act and Insured; FSA)	5.50	12/1/08	1,250,000	1,288,800
Bayonne, BAN	5.00	10/26/07	2,000,000	2,008,400
Bergen County Improvement Authority, School District Revenue (Engelwood City Board of Education Project)	5.25	4/1/18	1,400,000	1,520,204
Bergen County Improvement Authority, School District Revenue (Engelwood City Board of Education Project)	5.25	4/1/19	1,475,000	1,601,643
Bergen County Improvement Authority, School District Revenue (Engelwood City Board of Education Project)	5.25	4/1/20	1,550,000	1,680,107
Bergen County Utilities Authority, Water Pollution Control Revenue (Insured; FGIC)	5.38	12/15/13	1,155,000	1,237,317
Brick Township Municipal Utilities Authority, Revenue (Insured; AMBAC)	5.00	12/1/15	5,000,000	5,453,650
Burlington County Bridge Commission, LR (Governmental Leasing Program)	5.25	8/15/16	1,100,000	1,175,185
Burlington County Bridge Commission, LR (Governmental Leasing Program)	5.25	8/15/17	1,355,000	1,444,227
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	2,000,000	2,109,280
Delaware River and Bay Authority, Revenue (Insured; MBIA)	5.25	1/1/13	2,390,000 [a]	2,579,599
Freehold Regional High School District, School District Bonds (Guaranteed; School Bond Reserve Act and Insured; FGIC)	5.50	3/1/09	1,450,000	1,503,200

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Freehold Regional High School District, School District Bonds (Guaranteed; School Bond Reserve Act and Insured; FGIC)	5.50	3/1/10	2,460,000	2,592,889
Garden State Preservation Trust, Open Space and Farmland Preservation (Insured; FSA)	5.25	11/1/21	2,010,000	2,277,209
Highland Park Borough Board of Education, GO (Guaranteed; School Bond Reserve Act and Insured; FSA)	5.00	2/15/25	3,000,000	3,241,350
Hoboken, Parking Utilities GO (Insured; FGIC)	5.25	1/1/18	3,210,000	3,449,145
Hudson County Improvement Authority, Facility LR (Hudson County Lease Project) (Insured; FGIC)	5.25	10/1/12	2,795,000	2,885,446
Jackson Township Board of Education, GO (Guaranteed; School Bond Reserve Act and Insured; MBIA)	5.25	6/15/23	6,105,000	6,949,505
Jersey City, Public Improvement Revenue (Insured; MBIA)	5.25	9/1/09	1,605,000 [a]	1,681,077
Jersey City, Water Revenue (Insured; AMBAC)	5.20	10/1/08	1,565,000	1,598,084
Middlesex County Utilities Authority, Sewer Revenue (Insured; MBIA)	6.25	8/15/10	1,095,000	1,145,874
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.63	6/15/18	3,000,000	3,098,580
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/24	2,300,000	2,421,371
New Jersey Economic Development Authority, Department of Human Services Revenue	5.75	7/1/14	1,080,000	1,168,938
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.00	6/1/18	1,680,000	1,766,218

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Economic Development Authority, EDR (United Methodist Homes of New Jersey Obligated Group Issue)	5.50	7/1/19	3,000,000	3,055,080
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/18	5,000,000	3,168,600
New Jersey Economic Development Authority, Retirement Community Revenue (Seabrook Village, Inc. Facility)	5.00	11/15/15	1,605,000	1,644,339
New Jersey Economic Development Authority, Revenue (Transportation Project) (Insured; FSA)	5.25	5/1/11	2,210,000	2,342,600
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.50	6/15/11	2,500,000	2,678,275
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.50	9/1/24	2,500,000	2,924,050
New Jersey Educational Facilities Authority, Revenue (College of New Jersey Issue) (Insured; FGIC)	5.38	7/1/17	1,300,000	1,395,303
New Jersey Educational Facilities Authority, Revenue (Fairleigh Dickenson University Issue)	6.00	7/1/20	2,000,000	2,217,000
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.13	7/1/10	1,550,000 [a]	1,621,610
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.25	7/1/10	2,885,000 [a]	3,029,279
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.00	7/1/23	2,000,000	2,140,000
New Jersey Educational Facilities Authority, Revenue (Public Library Project Grant Issue) (Insured; AMBAC)	5.50	9/1/17	1,500,000	1,623,780

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.00	7/1/12	3,145,000	3,391,599
New Jersey Health Care Facilities Financing Authority, Revenue (Robert Wood Johnson University Hospital Issue)	5.38	7/1/13	2,000,000	2,083,580
New Jersey Health Care Facilities Financing Authority, Revenue (Robert Wood Johnson University Hospital Issue) (Insured; MBIA)	5.00	7/1/08	1,500,000	1,516,290
New Jersey Health Care Facilities Financing Authority, Revenue (South Jersey Hospital Issue)	6.00	7/1/12	3,000,000	3,179,130
New Jersey Health Care Facilities Financing Authority, Revenue (Trinitas Hospital Obligated Group)	7.38	7/1/15	4,000,000	4,431,760
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	6/15/09	2,725,000	2,834,681
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/21	3,000,000	3,344,580
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	2,630,000 [a]	2,892,001
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	1,370,000 [a]	1,506,479
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	5,000,000 [a]	5,498,100
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.00	1/1/20	5,000,000	5,326,550
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.25	1/1/26	4,500,000	5,162,670
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.75	1/1/10	685,000	723,134
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.75	1/1/10	2,315,000	2,443,876

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.00	1/1/14	3,180,000	3,608,219
North Hudson Sewerage Authority, Sewer Revenue (Insured; FGIC)	5.25	8/1/16	2,000,000	2,146,760
North Hudson Sewerage Authority, Sewer Revenue (Insured; FGIC)	5.25	8/1/17	2,000,000	2,135,780
North Hudson Sewerage Authority, Sewer Revenue (Insured; MBIA)	5.13	8/1/17	3,000,000	3,321,600
Northeast Monmouth County Regional Sewer Authority, Sewer Revenue (Insured; MBIA)	5.00	11/1/10	2,250,000	2,274,840
Ocean County, General Improvement	5.00	9/1/10	1,300,000 [a]	1,369,316
Ocean County, General Improvement	5.00	9/1/10	1,200,000 [a]	1,263,984
Ocean County Utilities Authority, Wastewater Revenue	5.25	1/1/17	1,500,000	1,591,665
South Brunswick Township Board of Education, School Bonds (Guaranteed; School Bond Reserve Act and Insured; FGIC)	5.63	12/1/09	1,820,000 [a]	1,913,621
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.38	6/1/12	2,500,000 [a]	2,697,075
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/19	5,000,000	5,150,450
Trenton (Insured; FGIC)	5.13	1/15/13	1,000,000	1,037,410
U.S. Related—5.9%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,500,000 [a]	1,599,735
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/25	5,000,000	5,372,950

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; FGIC)	5.00	7/1/22	1,615,000	1,711,722
Virgin Islands Public Finance Authority, Revenue (Senior Lien Fund) (Insured; ACA)	5.50	10/1/08	1,500,000	1,539,780
Total Long-Term Municipal Investments (cost $163,161,242)				**168,786,551**

Short-Term Municipal Investment—1.7%				
New Jersey;				
New Jersey Economic Development Authority, EDR, Refunding (New Jersey Foreign Trade Zone Venture Project) (LOC; The Bank of New York) (cost $3,000,000)	3.80	4/1/07	3,000,000 [b]	**3,000,000**

Total Investments (cost $166,161,242)			**98.7%**	**171,786,551**
Cash and Receivables (Net)			**1.3%**	**2,344,187**
Net Assets			**100.0%**	**174,130,738**

[a] These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b] Securities payable on demand. Variable interest rate—subject to periodic change.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	64.7
AA		Aa		AA	7.6
A		A		A	5.8
BBB		Baa		BBB	16.3
BB		Ba		BB	1.8
F1		MIG1/P1		SP1/A1	1.7
Not Rated [c]		Not Rated [c]		Not Rated [c]	2.1
					100.0

[†] *Based on total investments.*
[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2007

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments	166,161,242	171,786,551
Cash		294,746
Interest receivable		2,221,485
Prepaid expenses		14,639
		174,317,421
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		97,627
Payable for shares of Beneficial Interest redeemed		22,148
Accrued expenses		66,908
		186,683
Net Assets ($)		**174,130,738**
Composition of Net Assets ($):		
Paid-in capital		168,114,366
Accumulated undistributed investment income—net		18,020
Accumulated net realized gain (loss) on investments		373,043
Accumulated net unrealized appreciation (depreciation) on investments		5,625,309
Net Assets ($)		**174,130,738**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		12,534,799
Net Asset Value, offering and redemption price per share—Note 3 (d) ($)		**13.89**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended March 31, 2007

Investment Income ($):	
Interest Income	**8,198,627**
Expenses:	
Management fee–Note 3(a)	1,072,215
Shareholder servicing costs–Note 3(b)	197,754
Professional fees	55,198
Trustees fees and expenses–Note 3(c)	23,141
Custodian fees	21,633
Registration fees	16,910
Prospectus and shareholders' reports	10,728
Loan commitment fees–Note 2	896
Miscellaneous	24,135
Total Expenses	**1,422,610**
Less–reduction in management fees due to undertaking–Note 3(a)	(11,338)
Less–reduction in custody fees due to earnings credit–Note 1(b)	(12,323)
Net Expenses	**1,398,949**
Investment Income–Net	**6,799,678**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	373,810
Net unrealized appreciation (depreciation) on investments	1,221,985
Net Realized and Unrealized Gain (Loss) on Investments	**1,595,795**
Net Increase in Net Assets Resulting from Operations	**8,395,473**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2007	2006
Operations ($):		
Investment income−net	6,799,678	6,925,178
Net realized gain (loss) on investments	373,810	382,393
Net unrealized appreciation (depreciation) on investments	1,221,985	(2,586,112)
Net Increase (Decrease) in Net Assets Resulting from Operations	**8,395,473**	**4,721,459**
Dividends to Shareholders from ($):		
Investment income−net	(6,781,658)	(6,925,178)
Net realized gain on investments	(87,493)	(300,269)
Total Dividends	**(6,869,151)**	**(7,225,447)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	20,486,273	17,296,738
Dividends reinvested	5,612,332	5,909,992
Cost of shares redeemed	(33,577,320)	(31,439,033)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(7,478,715)**	**(8,232,303)**
Total Increase (Decrease) in Net Assets	**(5,952,393)**	**(10,736,291)**
Net Assets ($):		
Beginning of Period	180,083,131	190,819,422
End of Period	**174,130,738**	**180,083,131**
Undistributed investment income−net	18,020	−
Capital Share Transactions (Shares):		
Shares sold	1,481,655	1,234,808
Shares issued for dividends reinvested	405,209	422,165
Shares redeemed	(2,426,745)	(2,248,485)
Net Increase (Decrease) in Shares Outstanding	**(539,881)**	**(591,512)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended March 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	13.77	13.96	14.38	14.34	13.70
Investment Operations:					
Investment income—net [a]	.53	.52	.52	.53	.55
Net realized and unrealized gain (loss) on investments	.13	(.17)	(.40)	.06	.64
Total from Investment Operations	.66	.35	.12	.59	1.19
Distributions:					
Dividends from investment income—net	(.53)	(.52)	(.52)	(.53)	(.55)
Dividends from net realized gain on investments	(.01)	(.02)	(.02)	(.02)	–
Total Distributions	(.54)	(.54)	(.54)	(.55)	(.55)
Net asset value, end of period	13.89	13.77	13.96	14.38	14.34
Total Return (%)	4.82	2.51	.82	4.20	8.83
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.80	.80	.78	.79	.79
Ratio of net expenses to average net assets	.78	.78	.78	.78	.79
Ratio of net investment income to average net assets	3.81	3.69	3.67	3.69	3.88
Portfolio Turnover Rate	33.21	15.49	24.16	22.93	39.20
Net Assets, end of period ($ x 1,000)	174,131	180,083	190,819	215,801	221,781

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus New Jersey Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. Effective November 17, 2006, the fund is closed to any investments for new accounts.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine

whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At March 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax-exempt income $31,779, undistributed ordinary income $113,336, undistributed capital gains $259,708, and unrealized appreciation $5,625,309.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2007 and March 31, 2006, were as follows: tax exempt income $6,781,658 and $6,925,178, long-term capital gains $87,493 and $300,269, respectively.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended March 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from April 1, 2006 through March 31, 2007, to reduce the

management fee paid by the fund, if the aggregated annual expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of .80% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $11,338, during the period ended March 31, 2007.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended March 31, 2007, the fund was charged $101,242 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2007, the fund was charged $56,470 pursuant to the transfer agency agreement.

During the period ended March 31, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $84,760, chief compliance officer fees $3,067 and transfer agency per account fees $9,800.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of the fund's exchange privilege. During the period ended March 31, 2007, redemption fees charged and retained by the fund amounted to $1,161.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2007, amounted to $58,142,472 and $67,711,266, respectively.

At March 31, 2007, the cost of investments for federal income tax purposes was $166,161,242; accordingly, accumulated net unrealized appreciation on investments was $5,625,309, consisting of $5,654,533 gross unrealized appreciation and $29,224 gross unrealized depreciation.

NOTE 5—Plan of Reorganization:

At a meeting of the Board of Trustees of the fund held on November 8, 2006, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the fund and Dreyfus Premier New Jersey Municipal Bond Fund, Inc. (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). The holders of fund shares as of January 26, 2007 will be asked to approve the Agreement on behalf of the fund at a special meeting of shareholders to be held on or about May 23, 2007. The Reorganization is expected to take place on or about June 7, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus New Jersey Intermediate Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus New Jersey Intermediate Municipal Bond Fund, including the statement of investments, as of March 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus New Jersey Intermediate Municipal Bond Fund, at March 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
May 17, 2007

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended March 31, 2007:

—all the dividends paid from investment income-net during its fiscal year ended March 31, 2007 as "exempt-interest dividends" (not generally subject to regular federal and, for individuals who are New Jersey residents, New Jersey personal income

—the fund hereby designates $.0068 per share as a long-term capital gain distribution paid on July 21, 2006.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's exempt interest dividends paid for the 2007 calendar year on Form 1099-INT, both of which will be mailed by January 31, 2008.

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect Board Members:		
Clifford L. Alexander, Jr.[†]	6,342,635	184,245
Peggy C. Davis[†]	6,351,887	174,992
Joseph S. DiMartino	6,347,356	179,524
Ernest Kafka[†]	6,341,854	185,025
Nathan Leventhal[†]	6,361,226	165,653

[†] *Each new Board member's term commenced on January 1, 2007. Joseph S. DiMartino was a Board member prior to November 30, 2006 and continues to serve as such.*
In addition to Joseph S. DiMartino, David W. Burke, Diane Dunst, Jay I. Meltzer, Daniel Rose, Warren B. Rudman and Sander Vanocur continue as Board members of the fund.

BOARD MEMBERS INFORMATION (Unaudited)

Diane Dunst (67)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 30

————————

Ernest Kafka (74)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 30

————————

Nathan Leventhal (64)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Commissioner, NYC Planning Commission (March 2007-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director
• Mayor's Committee on Appointments, Chairman

No. of Portfolios for which Board Member Serves: 30

————————

Jay I. Meltzer (78)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

No. of Portfolios for which Board Member Serves: 30

Daniel Rose (77)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a
  New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 39

———————

Warren B. Rudman (76)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul,
  Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Boston Scientific, Director

No. of Portfolios for which Board Member Serves: 39

———————

Sander Vanocur (79)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 39

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Rosalind Gersten Jacobs, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 89 investment companies (comprised of 186 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 40 μyears old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 90 investment companies (comprised of 202 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (90 investment companies, comprised of 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 86 investment companies (comprised of 198 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus New Jersey
Intermediate Municipal
Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DNJIX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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